MedGen, Inc. [LOGO]

                                          ______________________________
                                          SOLUTIONS FOR A HEALTHIER LIFE


January 7, 2007

US Securities and Exchange Commission
Washington, DC 20549
Attention: Jim Rosenberg

RE:	MedGen, Inc.
	Form 10-KSB for the fiscal year ended September 30, 2006
	File No. 000-29171

Dear Mr. Rosenberg,

In response to your letter dated 2-6-2007 we have carefully reviewed your letter and attach the following comments:

ITEM 8A/ Controls and Procedures, page 14
-----------------------------------------

The disclosure has been revised to meet the requirements of Item 307 and Item 308(c) of Regulation S-B. The disclosure has been amended to state the conclusions of the principal executive officer and financial principal regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report.

Exhibits 31.1 Certification of Chief Executive Officer and Chief
----------------------------------------------------------------
Financial Officer
-----------------

The certifications have been revised to comply with Item 601(b) (31) of Regulation S-B as amended in June of 2003.
All references to the description "quarterly" have been removed.
The term "small business issuer" has been added to the disclosure. The correct Exchange Act rules have been referenced and language related to the "Evaluation Date" has been added and referenced correctly.

Exhibits 32.1 Certification of Chief Executive Officer and Chief
----------------------------------------------------------------
Financial Officer
-----------------

All references to the correct fiscal year have been amended.



________________________________________________________________
 7284 W. Palmetto Park Road, Suite 207  *  Boca Raton, Fl 33433
   *  561-750-1100  *  fax 561-750-4623  *  www.medgen.com


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-Page 2- SEC Response Letter


The Company further acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in ant proceeding initiated by the Commission or any person under federal securities laws of the United States.

We have electronically filed all required amendments to our 10-K filing for the period ended 9-30-2006 and tagged all changes for your review.

Respectfully Submitted,

/s/Paul B. Kravitz
-------------------------------------------
Paul B. Kravitz, CEO












________________________________________________________________
 7284 W. Palmetto Park Road, Suite 207  *  Boca Raton, Fl 33433
   *  561-750-1100  *  fax 561-750-4623  *  www.medgen.com



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